PE 2/15/2013



Act: 1933
Section: 18(B)(1)(c)
Rule:
Public Availability: 2/19/2013

13000633

NO ACT
February 19, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Options Clearing Corporation
Incoming letter dated February 15, 2013

You have requested that we provide interpretive guidance regarding Section 18(b)(1)(C) of the Securities Act. Specifically, you have asked for confirmation that we concur in your view that over-the-counter options cleared by The Options Clearing Corporation ("OCC") pursuant to its By-Laws and Rules ("Cleared OTC Options") are equal in seniority to OCC-issued standardized options that are listed on a national securities exchange that is named in Section 18(b)(1)(A) of the Securities Act or in Rule 146(b) under the Securities Act ("Listed Options"), and would therefore be "covered securities" under the "equal in seniority" language of Section 18(b)(1)(C).

Based on the facts presented and in reliance on the supporting opinion of counsel that the Cleared OTC Options would have equal priority with Listed Options with respect to the distribution of assets and payment of amounts due to option holders, the Division is of the view that Cleared OTC Options are equal in seniority to Listed Options, and therefore are "covered securities" under Section 18(b)(1)(C) of the Securities Act.

This interpretive response is limited to Cleared OTC Options. In addition, this position is based on the representations made to the Division in your letter and on the supporting opinion of counsel. Different facts or conditions might require different conclusions.

Sincerely,

Thomas J. Kim
Chief Counsel and Associate Director



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 19, 2013

Mail Stop 4561

Michael Hyatte
Sidley Austin LLP
1501 K Street, NW
Washington, DC 20005

Re: The Options Clearing Corporation

Dear Mr. Hyatte:

In regard to your letter of February 15, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

mhyatte@sidley.com
(202) 736 8012

February 15, 2013

Submitted via Mail and E-mail

Thomas J. Kim
Chief Counsel and Associate Director
Division of Corporation Finance
Peter Curley
Associate Director for Clearing and Settlement
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-1090

Re: Request for Interpretive Guidance on Section 18(b)(1)(C) of the Securities Act of 1933 (the "Securities Act") as it Relates to Cleared OTC Options

Gentlemen:

On February 1, 2012, the Commission staff provided to our client, The Options Clearing Corporation ("OCC"), interpretive guidance (the "Listed Option Guidance")[1] regarding Section 18(b)(1)(C) of the Securities Act. Specifically, the Commission staff confirmed, based on the facts presented in OCC's request for interpretive guidance dated January 25, 2012 and in reliance on the supporting opinion of counsel, that the staff concurred in our view that OCC-issued "standardized options" (as defined in Rule 9b-1 under the Securities Exchange Act of 1934 (the "Exchange Act")) that are listed on a national securities exchange that is not named in Section 18(b)(1)(A) of the Securities Act or in Rule 146(b)[2] ("Other Options") are "equal in seniority" to standardized options that are listed on national securities exchanges that are named in Section 18(b)(1)(A) or in Rule 146(b) ("Listed Options") and are therefore "covered securities" under

[1] SEC Interpretive Letter from the Division of Corporation Finance, Response of the Office of Chief Counsel to The Options Clearing Corporation letter dated February 1, 2012, available at: http://www.sec.gov/divisions/corpfin/cf-noaction/2012/optionsclearingcorp020112-18.htm.

[2] 17 CFR §230.146(b), promulgated under Section 18(b)(1)(B) of the Securities Act.

Section 18(b)(1)(C) for purposes of federal preemption of state securities registration requirements under Section 18(a) of the Securities Act.

We are now writing on behalf of OCC to request that the Commission staff provide similar interpretive guidance regarding Section 18(b)(1)(C) of the Securities Act as it applies to over-the-counter options to be cleared by OCC pursuant to its By-Laws and Rules ("Cleared OTC Options").[3] Specifically, we would appreciate confirmation that the Commission staff concurs in our view that Cleared OTC Options are "equal in seniority" to Listed Options and would therefore be "covered securities" under the "equal in seniority" language of Section 18(b)(1)(C) for purposes of federal preemption of state securities registration requirements under Section 18(a) of the Securities Act. Subparagraph (C) applies to "a security of the same issuer that is equal in seniority or that is a senior security to a security" listed or authorized for listing on national securities exchanges specified in the statute or in a Commission rule promulgated under Section 18(b)(1).[4]

I. Background

OCC is a clearing agency registered under Section 17A of the Exchange Act, and is the world's largest equity derivatives clearing organization. OCC clears all transactions in listed options effected on any of the U.S. national securities exchanges that trade options and is deemed to be the "issuer" of such options for securities law purposes. Historically, OCC has issued and cleared only classes of options that were listed on at least one of the markets named under Section 18(b)(1)(A) of the Securities Act (the "Named Exchanges") or in Rule 146(b) (referred to collectively as "Exempt Markets"). Therefore, the options so cleared by OCC were "covered securities" under these provisions. In the Listed Options Guidance, the Commission staff confirmed that "Other Options" would also be "covered securities" pursuant to Section 18(b)(1)(C). However, the definition of "Other Options," and therefore that confirmation, was expressly limited to options listed on a national securities exchange that is not an Exempt Market and would not extend to Cleared OTC Options. Transactions in Cleared OTC Options will not be executed through the facilities of any exchange or exchange-like market but will instead be entered into bilaterally and submitted to OCC for clearance through one or more providers of trade affirmation services. For the reasons stated below, OCC believes that all Cleared OTC

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[3] SR-OCC-2012-14, as approved by the Commission in Release No. 34-68434 (December 14, 2012). OCC's rule filing includes a detailed description of Cleared OTC Options.

[4] Securities Act, § 18(b)(1)(C), 15 U.S.C. § 77r (2011).

Options it issues, like Other Options and for substantially identical reasons, are "covered securities" pursuant to Section 18(b)(1)(C). We are requesting confirmation from the Commission staff that the staff concurs in that conclusion.

OCC's initial Cleared OTC Options will consist of equity index options on the S&P 500 Index. However, OCC may also issue Cleared OTC Options on other underlying interests, including individual equity securities, in the future.

II. Statutory Interpretation of Section 18 of the Securities Act

We believe that all Cleared OTC Options are covered securities under the plain statutory language of Section 18(b)(1)(C) of the Securities Act. In 1996, Congress adopted the National Securities Markets Improvement Act ("NSMIA")[5] because "the system of dual Federal and state securities regulation [had] resulted in a degree of duplicative and unnecessary regulation,"[6] which raised the cost of capital to American issuers of securities without providing commensurate protection to investors.[7] NSMIA amended Section 18 to (i) provide for the exclusive federal regulation of securities listed on one of the Named Exchanges and (ii) provide the Commission with discretionary authority to extend similar preemptive treatment to securities listed on another national securities exchange (or tiers or segments thereof) with listing standards substantially similar to those of the Named Exchanges.[8] Specifically, NSMIA modified Section 18 to preclude any state from requiring registration or qualification of "covered securities," defined under Section 18(b)(1) to include a security that is:

> (A) Listed, or authorized for listing, on the New York Stock Exchange or the American Stock Exchange, or listed, or authorized for listing, on the National Market System of the Nasdaq Stock Market[9] (or any successor to such entities);

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[5] National Securities Markets Improvement Act of 1996, Pub. L. 104-290, 110 Stat. 3416 (October 11, 1996).

[6] H.R. Conf. Rep. No. 864, 104th Cong., 2d Sess. (1996).

[7] *Id.*

[8] Securities Act § 18(a), 15 U.S.C. § 77r (2011).

[9] The Nasdaq Stock Market has since become a national securities exchange.

> (B) Listed, or authorized for listing, on a national securities exchange (or tier or segment thereof) that has listing standards that the Commission determines by rule (on its own initiative or on the basis of a petition) are substantially similar to the listing standards applicable to securities described in subparagraph (A); or
>
> (C) a security of the same issuer that is equal in seniority or that is a senior security to a security described in subparagraph (A) or (B) above.[10]

Pursuant to a series of rulemakings with respect to Rule 146,[11] the Commission has exercised its authority to designate as covered securities for the purposes of Section 18, securities listed, or authorized for listing, on the following Exempt Markets: Tier I of the NYSE Arca, Inc., Tier I of NASDAQ OMX PHLX LLC, the CBOE, options listed on the International Securities Exchange, LLC, the Nasdaq Capital Market, and Tier I and Tier II of BATS Exchange, Inc. The preemptive exemption of Section 18 applies to securities listed or authorized for listing on the Exempt Markets and is not limited to transactions occurring on those markets. Thus, if an option is a security listed on an Exempt Market, the option will be a covered security when the same option is sold in a transaction that takes place somewhere other than in that market.

As in the case of Other Options, we believe that all Cleared OTC Options should be deemed to be "covered securities" under the plain language of Section 18(b)(1)(C), which applies to a security of "the same issuer that is equal in seniority . . . to a security" that is listed on an Exempt Market. The analysis is straightforward. Every Cleared OTC Option is: (i) a security of the same issuer (*i.e.*, OCC), (ii) some OCC-issued options are listed on exchanges named in Section 18(b)(1)(A) or in Rule 146 pursuant to Section 18(b)(1)(B) and, (iii) all OCC-issued options, including Cleared OTC Options, are "equal in seniority," therefore (iv) any OCC-issued option, including a Cleared OTC Option, is also a "covered security" under Section 18(b)(1)(C) because it is an option of the same issuer that is equal in seniority to the Listed Options.

Although "equal in seniority" is not defined in the Securities Act, "senior security" *is* defined in Section 18(d)(4) thereof to mean "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends." Under this

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[10] Securities Act § 18(b)(1), 15 U.S.C. § 77r (2011).

[11] 17 CFR 230.146(b).

definition, no class or series of OCC-issued options could be deemed to be a "senior security" to any other class or series of such options. More generally, securities are understood to be equal in seniority to one another when holders of those securities have equal priority against the assets of the issuer in the distribution of assets or payment of dividends. Thus, a preferred stock or a debt security is said to be senior to common stock whereas two classes of common stock or two issues of debt securities may be equal in seniority to one another if, by their terms, neither has such a priority over the other. All Cleared OTC Options issued by OCC are "equal in seniority" to all Listed Options because all options cleared by OCC have equal claims against OCC's assets and equal protection under OCC's "backup system" that assures OCC's ability to perform its obligations under the options that it issues. The "backup system" includes financial requirements for clearing members that make a clearing member default unlikely; OCC's margin requirements designed to fully collateralize a defaulting clearing member's potential obligations including risk margin to cover anticipated market movements; clearing fund contributions of all clearing members, which may be applied on a *pro rata* basis to losses incurred by OCC if a defaulting clearing member's own collateral deposits prove to be insufficient; and the ability to assess each clearing member up to an additional 100% of its existing clearing fund contribution if needed. No class or series of options has a priority over any other class or series with respect to the resources available to meet any distribution or payment owed by OCC with respect to such options. We therefore believe that all Cleared OTC Options issued by OCC are equal in seniority to all Listed Options issued by OCC.[12] In support of this analysis, we have submitted an opinion to the Commission staff, which is attached.

III. Conclusion

For the above reasons, we respectfully request that the Commission staff confirm our interpretation that all Cleared OTC Options issued by OCC are equal in seniority to Listed Options and are therefore "covered securities" pursuant to Section 18(b)(1)(C). Such an interpretation would be consistent with the plain language of the statute and the historical treatment of options under similar provisions of state law.

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[12] We should also point out that we do not interpret the Section 18(b)(1) preemptive exemption as applied to standardized options to carry with it an exemption for an underlying security that might be deemed to be offered and or sold as a result of a transaction in, or exercise of, the overlying option. OCC generally requires that securities underlying physically settled options must be "covered securities" in their own right at the time the option is purchased or sold. This letter therefore requests an interpretation only with respect to the status of Cleared OTC Options and not with respect to the status of any underlying security.

If you have any questions regarding this request, please do not hesitate to contact James R. McDaniel at (312) 853-2665, the undersigned at (202) 736-8012, or James E. Brown at The Options Clearing Corporation, One North Wacker Drive, Suite 500, Chicago, IL 60606 or at (312) 322-6855.

Very truly yours,



Michael Hyatte

cc: James E. Brown



SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

February 15, 2013

Submitted via Mail and E-mail

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549–1090
Attention: Thomas J. Kim, Chief Counsel and Associate Director

Re: Opinion in Support of Request for Interpretation of Section 18(b)(1)(C) of the Securities Act of 1933 (the "Securities Act") as it Relates to Cleared Over-the-Counter Options

Ladies and Gentlemen:

We are writing on behalf of our client, The Options Clearing Corporation, a Delaware corporation ("OCC"), to provide an opinion of counsel as to certain matters relating to the captioned request. By letter of even date, a copy of which is attached hereto, we are submitting a request on behalf of OCC for an interpretation regarding the application of Section 18(b)(1)(C) of the Securities Act to over-the-counter ("OTC") options issued and cleared by OCC. Specifically, we are asking for confirmation that the Commission staff concurs in our view that OCC-issued, cleared OTC options ("Cleared OTC Options") will be equal in seniority to Listed Options (as defined below) and will therefore be "covered securities" under the "equal in seniority" language of Section 18(b)(1)(C) for purposes of federal preemption of state securities registration requirements under Section 18(a) of the Securities Act.[1]

Subparagraph (C) of Section 18(b)(1) applies to "a security of the same issuer that is equal in seniority or that is a senior security to a security" listed or authorized for listing on national securities exchanges specified in the statute or in a Commission rule promulgated under

[1] On February 1, 2012, the Commission staff provided OCC interpretive guidance confirming, based on the facts presented in a letter dated January 25, 2012, and in reliance on our supporting opinion, that the staff concurred in our view that OCC-issued "standardized options" (as defined in Rule 9b-1 under the Securities Exchange Act of 1934 (the "Exchange Act")) that are listed on a national securities exchange that is not named in Section 18(b)(1)(A) of the Securities Act or in Rule 146(b) are "equal in seniority" to standardized options that are listed on national securities exchanges that are named in Section 18(b)(1)(A) or in Rule 146(b) and are therefore "covered securities" under Section 18(b)(1)(C) for purposes of federal preemption of state securities registration requirements under Section 18(a) of the Securities Act.

Section 18(b)(1).[2] Although "equal in seniority" is not defined in the Securities Act, "senior security" *is* defined in Section 18(d)(4) thereof to mean "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends." Our view is that different securities of the same issuer would be "equal in seniority" to one another provided that no such security would have priority over any other as to distribution of assets and payment of amounts due to the holders of such securities under the terms of those securities. To support the issuance of the requested interpretation, OCC has requested that we provide you with an opinion of counsel that Cleared OTC Options would have equal priority with standardized options (as defined in Rule 9b-1 under the Exchange Act) that are listed on national securities exchanges that are named in Section 18(b)(1)(A) or in Rule 146(b)[3] ("Listed Options") with respect to distribution of assets and payment of amounts due to option holders. For the reasons stated below, it is our opinion that this would be the case.

I. Scope of Opinion

Our opinion applies to all Cleared OTC Options that may in the future be issued pursuant to the By-Laws and Rules of OCC as in effect on the date of this letter, including, for the elimination of doubt, amendments to such By-Laws and Rules filed by OCC in SR-OCC-2011-14 and approved by the Commission on December 14, 2012. An OCC-issued option contract is an uncertificated security the terms of which will be contained in, or determined in accordance with, the By-Laws and Rules of OCC; and there is no separate writing that will constitute an OCC-issued option contract. We have examined: OCC's Certificate of Incorporation; the By-Laws and Rules of OCC, as amended to accommodate OTC Options; the form of agreement by which OCC Clearing Members agree to be bound by the By-Laws and Rules of the Corporation; the Restated Participant Exchange Agreement among OCC and the national securities exchanges that list options cleared by OCC; and such other documents as we have deemed necessary for purposes of this opinion. Our opinion is limited to the federal laws of the United States, including the Securities Act and the Exchange Act, the laws of the State of Delaware (OCC's domicile), and the laws of the State of Illinois, which govern the contractual relations between OCC and its Clearing Members as stated in Article IX, Section 10 of such By-Laws.

II. Nature of OCC's Obligations to Option Holders Pursuant to OCC's By Laws and Rules

Article VI, Section 5 of OCC's By-Laws ("Obligations of the Corporation") provides, "Upon the acceptance of a matched trade by the Corporation [*i.e.*, OCC], the Corporation shall be substituted through novation as the buyer to the seller and the seller to the buyer, the rights of the parties to such transaction shall be solely against the Corporation and the Corporation shall be obligated to the parties in accordance with the provisions of the By-Laws and the Rules."[4] A

[2] Securities Act, § 18(b)(1)(C), 15 U.S.C. § 77r (2011).

[3] 17 CFR §230.146(b), promulgated under Section 18(b)(1)(B) of the Securities Act.

[4] OCC's obligations in respect of options run only to the Clearing Member that is, or acts as the agent of, the holder of the option. Customers, in turn, look to the broker carrying their accounts for performance. (The broker must either be an OCC Clearing Member or have arrangements to clear through an OCC Clearing Member.)

"matched trade" is defined in Article I, Section 1 of the By-Laws to mean "a transaction for the purchase, writing, or sale of a cleared contract, or for the closing out of a long or short position in a cleared contract, that is (i) effected on or through the facilities of an Exchange and submitted to the Corporation as a matched trade or (ii) affirmed through the facilities of an OTC Trade Source and submitted to the Corporation as a matched trade." An "Exchange" includes any national securities exchange or national securities association that has qualified for participation in OCC, some of which are named in Section 18(b)(1)(A) and others of which are not. A "cleared contract," as defined in Article I, Section 1, is any derivative contract cleared by OCC[5] and expressly includes a "cleared security," which in turn is defined as "an 'option contract' (other than a futures option or commodity option), a security future or a BOUND."[6] An "OTC Trade Source" is defined in Article I, Section 1 of the By-Laws to mean "any electronic messaging system approved by the Corporation through which transactions in OTC options may be affirmed by the parties to such transactions and submitted to the Corporation for clearance as a matched trade." An "OTC option" is defined in Article I, Section 1 of the By-Laws to mean "an 'option contract,' . . . with variable terms that are negotiated bilaterally between the parties to such transaction (subject to any specific requirements applicable to such products as set forth in the By-Laws and Rules), and that is affirmed through the facilities of an OTC Trade Source and submitted to the Corporation for clearing as a matched trade." A Cleared OTC Option is therefore a "cleared security" and a "cleared contract" for purposes of OCC's By-Laws and Rules.

Article VI, Section 6 of the By-Laws ("Issuance of Cleared Contracts") states, in pertinent part:

> The Corporation shall be the issuer of all cleared contracts purchased in matched trades. . . . Any such cleared contract shall carry the rights and obligations set forth in the By-Laws and Rules applicable to the particular cleared contract and shall contain the variable terms[7] as agreed upon by the Purchasing Clearing Member and Selling Clearing Member (or by Exchange Members authorized to give up the names of such Clearing Members), as shown on the trade information filed by them with the Exchange on which such opening purchase transaction occurred or the OTC Trade Source through which such transaction was affirmed and which is transmitted to the Corporation in a report of matched trades submitted by such Exchange or OTC Trade Source. . . . Unless and until a cleared

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Accordingly, references in this opinion to OCC's obligations to option holders should be interpreted to mean OCC's obligation to the Clearing Member who either is, or who represents, the option holder.

[5] Article I, Section 1.C(10) of OCC's By-Laws provides: "The term 'cleared contract' means a cleared security or a commodity future, futures option or commodity option that is cleared by the Corporation."

[6] A "BOUND" is an option product provided for in OCC's By-Laws and Rules, but not currently traded.

[7] "Variable terms" are the business terms of the option fixed by the national securities exchanges on which such options are listed or, in certain cases, the parties to such options and not prescribed by the OCC's By-Laws and Rules. These include the identification of the security that is the subject of the option, the duration of the option, a specification of American or European exercise style, and the strike price.

contract is issued as provided by the By-Laws, the Corporation shall have no obligation in respect thereof.

An "Interpretation and Policy" following Section 6 states further:

> The Corporation is substituted through novation as the buyer to every seller and the seller to every buyer and is the obligor to the extent set forth in the Rules with respect to obligations owing to persons having positions in cleared contracts. With respect to cleared securities, OCC is deemed to be the "issuer" as that term is defined in Section 2(a)(4) of the Securities Act of 1933 and Section 3(a)(8) of the Securities Exchange Act of 1934. OCC serves the same functional role with respect to cleared contracts that are governed by the Commodity Exchange Act, and the terms "issuer," "issuance," etc. are therefore used to refer to OCC's role with respect to all cleared contracts.

Under its By-Laws and Rules, OCC's obligations in respect of an option contract that it issues consist of (i) performance of the option in accordance with its terms if and when the option is exercised by a Clearing Member, and (ii) payment of the purchase price or "premium" to the Clearing Member that is, or represents, the holder of the option if and when the option is sold in a matched trade. Performance of an option upon exercise consists either of: (i) in the case of a physically-settled option, delivery of the underlying security against payment of the exercise price;[8] or (ii) in the case of a cash-settled option such as an index option, to pay the holder the "exercise settlement amount" as defined for the particular kind of option contract.[9]

OCC's obligations under physically-settled stock option contracts are set forth in Article VI, Section 9 of the By-Laws. Section 9(a) governs call options:

> Subject to the provisions of the By-Laws and Rules of the Corporation, the holder of a single American-style call option contract has the right, beginning at the time such option contract is issued pursuant to this Article VI and expiring at the expiration time therefor on the expiration date of such option contract, to purchase from the Corporation at the aggregate exercise price the number of units of the underlying security represented by such option contract. . . . Subject to the provisions of the By-Laws and Rules of the Corporation, the holder of a single European-style call option contract has the right on (and only on) the expiration date, expiring at the expiration time therefor on such date, to purchase from the Corporation at the aggregate exercise price the number of units of the underlying security represented by such option contract . . . .

Section 9(b) correspondingly governs put options:

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[8] OCC's obligation would be to deliver the underlying security or other underlying interest to the holder of a call option against payment of the exercise price and to pay the exercise price to the holder of a put option against delivery of the underlying interest.

[9] "Exercise settlement amount" is defined in Article XIV, Section 1 in respect of binary options and range options.

Subject to the provisions of the By-Laws and Rules of the Corporation, the holder of a single American-style put option contract has the right, beginning at the time such option contract is issued pursuant to this Article VI and expiring at the expiration time therefor on the expiration date of such option contract, to sell to the Corporation at the aggregate exercise price the number of units of the underlying security represented by such option contract. . . . Subject to the provisions of the By-Laws and Rules of the Corporation, the holder of a single European-style put option contract has the right on (and only on) the expiration date, expiring at the expiration time therefor on such date, to sell to the Corporation at the aggregate exercise price the number of units of the underlying security represented by such option contract . . . .[10]

The "General Rights and Obligations of Holders and Writers" of other kinds of options are set forth in the particular Article of the By-Laws applicable to that particular kind of options. For example, Article XVII of the By-Laws ("Index Options and Certain Other Cash-Settled Options"), which applies to Cleared OTC Options on securities indices, provides in Section 2(a) thereof:

Subject to the provisions of the By-Laws and Rules, the holder of a single American-style cash-settled option contract other than a delayed start option contract has the right, beginning at the time such option is issued pursuant to Article VI of the By-Laws and expiring at the expiration time therefor on the expiration date, to receive the exercise settlement amount from the Corporation in accordance with Exchange Rules and the By-Laws and Rules. Subject to the provisions of the By-Laws and Rules, the holder of a single American delayed start option contract has the right, beginning after the option's exercise price is set and expiring at the expiration time for such option on the expiration date, to receive the exercise settlement amount from the Corporation in accordance with Exchange Rules and the By-Laws and Rules.[11]

[10] OCC satisfies its obligations to deliver or make payment for underlying stocks pursuant to Chapter IX of its Rules. Delivery and payment are effected through the facilities of the National Securities Clearing Corporation, or a similar "correspondent clearing corporation" within the meaning of the OCC Rules. Pursuant to Rule 901(c), OCC's obligations are deemed satisfied once settlement obligations are reported to and not rejected by the correspondent clearing corporation prior to the time when it becomes unconditionally obligated, in accordance with its rules, to effect settlement in respect thereof or to close out the securities contract arising therefrom, other than obligations OCC may have to its correspondent clearing corporation. However, Chapter IX also provides procedures through which OCC may direct delivery against payment on a "broker-to-broker" basis, and, if the assigned option writer fails to deliver (in the case of a call) or receive (in the case of a put) securities to or from the exercising option holder, Rules 910 and 911 provide buy-in and sell-out procedures, respectively, and obligate OCC in effect to make the exercising option holder whole for any loss on such buy-in or sell-out. OCC's obligations under these rules are the same for all classes of options to which they apply, and they make no distinction based upon the exchange or market on which an option was purchased or the particular class of options involved.

[11] Pursuant to the Introduction to Article XVII of OCC's By-Laws, such article is applicable to "cash-settled options that are not specifically addressed elsewhere in these By-Laws, including Exchange-listed index options, OTC index options and cash-settled commodity options other than binary options or range options (which are govered by the provisions of Article XIV)." OCC's performance obligations for other types of options are defined in Articles XII through XVII, XX, XXII through XXIV, and XXVI of OCC's By-Laws.

OCC makes settlement with respect to premiums due to sellers of options through its daily cash settlement system. Cash payments due to Clearing Members on any business day are netted to a single payment owing to or from OCC in each account of each Clearing Member, and any amounts owing to a Clearing Member in respect of option contracts are paid by OCC to the bank account designated by the Clearing Member. OCC's Rule 502(b) provides:

> Subject to Rule 505, at or before the settlement time on each business day, the Corporation shall be obligated to pay a Clearing Member (provided the Clearing Member has deposited all margin required to be deposited pursuant to Chapter VI) the amount of any net daily premium and variation payments[12] in an account shown to be due from the Corporation to such Clearing Member on the Daily Position Report for such account for such day.

Similar provisions apply to payments owed in respect of exercising holders of cash-settled options. For example, Rule 1806(d) provides:

> Subject to Rule 505 at or before the settlement time on each exercise settlement date for cash-settled options, the Corporation shall be obligated to pay to the Clearing Member (provided the Clearing Member has deposited all margin required to be deposited pursuant to Chapter VI of the Rules and has deposited the full amount of any net daily premium due to the Corporation under Rule 502) the net settlement amount in any account shown to be due from the Corporation to such Clearing Member on the report referred to in paragraph (b) of this Rule for such day.

None of the obligations of OCC to option holders described above make any distinction whatsoever as to priority of claims or payment with respect to Cleared OTC Options as opposed to Listed Options. No provision of the By-Laws or Rules provides for the subordination of claims with respect to Cleared OTC Options as opposed to Listed Options (or vice versa). Each option contract represents an unsecured contractual claim of the Clearing Member who is, or who represents, the option holder against OCC for performance of the option, including payments due thereunder, in accordance with its terms. Accordingly, it is our opinion that all Cleared OTC Options are "equal in seniority" to all Listed Options in the sense that all such options have equal priority with respect to distribution of assets, and payment of amounts due, to option holders.

III. Resources of OCC

OCC's resources for meeting its obligations to option holders consist first of the corresponding obligations that Clearing Members that are, or represent, option writers have to OCC. The novation of matched trades referred to above results in a clearing system that is always in balance—*i.e.*, for every option contract on which OCC owes performance obligations there is always a "short" option contract representing the obligation of an OCC Clearing Member

[12] "Variation payment" is defined in Article I, Section 1.V(3) of OCC's By-Laws to mean, "the 'mark-to-market' payment or 'variation margin' payment that a buyer or seller of futures is obligated to pay to, or entitled to collect from, [OCC] from time to time in accordance with the By-Laws and Rules applicable to futures."

to render the same performance to OCC. The financial standards applicable to OCC Clearing Members are set forth in Chapter III of OCC's Rules. In order to secure the performance obligations of Clearing Members, OCC requires, pursuant to Chapter VI of its Rules, that Clearing Members deposit margin consisting of cash, securities or letters of credit meeting the requirements of OCC's Rule 604. OCC takes a security interest in all assets (other than long option positions that are "segregated" pursuant to Rule 611) in each account.

In addition, Clearing Members are required to make contributions to OCC's Clearing Fund pursuant to Article VIII of the By-Laws. The Clearing Fund contributions of a Clearing Member are additional security for the obligations of the Clearing Member to OCC, but are also available to make good losses resulting from the default of other Clearing Members or the default of a bank or other clearing organization owing obligations to OCC. For example, Section 5(a) of Article VIII (Application of Clearing Fund) provides that, in the event of a Clearing Member's default:

> [T]he Corporation shall (after appropriate application of other funds in the accounts of the Clearing Member) apply the Clearing Member's Clearing Fund contribution to the discharge of such obligation, the reimbursement of such loss or expense, or the making of such payment or the funding of such performance. If the sum of all such obligations, losses or expenses, and payments exceeds the sum of the amount of the Clearing Member's total Clearing Fund contribution and the amount of the other funds of the Clearing Member available to the Corporation, and if the Clearing Member fails to pay the Corporation the amount of any such deficiency on demand, the amount of the deficiency shall be paid out of the Clearing Fund and charged on a proportionate basis against all other Clearing Members' computed contributions as fixed at the time, but the Clearing Member who failed to pay the deficiency shall remain liable to the Corporation for the full amount of such deficiency until repayment thereof by such Clearing Member.

Funds drawn from the Clearing Fund to make good such losses may be applied by OCC without restriction to any obligations that OCC may owe to third parties, including to the satisfaction of payment or performance obligations that OCC owes to holders of options. There is no limitation or priority established for the use of such funds that would make them less available for satisfaction of obligations arising from any particular option regardless of whether any such option was purchased on an exchange or OTC.

In addition, OCC's own available capital and surplus could be used to satisfy OCC's obligations arising from options issued by it, also without distinction as to particular option types or classes and without regard to whether any such option was purchased on an exchange or OTC or to the identity of any similarly-situated claimant.

IV. Insolvency of OCC

Section 27 of Article VI of OCC's By-Laws makes provision for the netting of rights and obligations of Clearing Members in the unlikely event of the insolvency of OCC. Section 27 provides for the netting of rights and obligations on an account-by-account basis without regard to the identity of the contracts or classes of options in the accounts or whether any such option was purchased on an exchange or OTC. Section 27 limits the extent to which obligations of OCC to a Clearing Member may be set off against obligations of the Clearing Member to OCC in conformity with, among other provisions of law, the Commission's customer protection rules applicable to broker-dealers.[13] Amounts due to the Clearing Member are then netted across accounts, again subject to legal limitations. Any net amount due from OCC to a Clearing Member after this process is completed is then subject to the provisions of Section 27(g)(3), which provides: "If a Clearing Member has a positive Net Settlement Amount, it has a claim against the Corporation for the value of that amount as of the Termination Time and, as a general unsecured creditor of the Corporation, may file a claim for the amount thereof in the Corporation's bankruptcy case." It is our opinion that no provision in Section 27 would have the effect of subordinating a Clearing Member's claim against OCC arising from any Cleared OTC Option to amounts owed by OCC in respect of any Listed Option or provide any priority to a claim based on whether or not the transaction was effected on an exchange or OTC.

V. Conclusion

It is our opinion that OCC's obligations with respect to Cleared OTC Options and Listed Options are general unsecured binding obligations of OCC;[14] and the obligations of OCC in respect of Cleared OTC Options are equal in seniority to the obligations of OCC in respect of Listed Options as to priority in the distribution of assets and payment of amounts due to option holders.

This opinion is provided to the staff of the Securities and Exchange Commission for the purpose of supporting the issuance of the interpretation referred to above.

Very truly yours,

Sidley Austin LLP

Sidley Austin LLP

cc: James E. Brown

Attachment

[13] Rules 15c3-3, 15c2-1 and 8c-1 under the Exchange Act.

[14] Our opinion with respect to the binding obligation of the Cleared OTC Options and Listed Options is subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other similar laws relating to or affecting creditors' rights generally and to general equitable principles (regardless of whether considered in a proceeding in equity or at law), including concepts of commercial reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief.